UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GEORGE RISK INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Colorado	000-05378	84-0524756
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number	Identification No.)

802 S. Elm St., Kimball, NE	69145
(Address of principal executive offices)	(Zip Code)

Dan Douglas

308-235-4645

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of George Risk Industries, Inc. (the “Company”) is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2021 to December 31, 2021.

The Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available on the Company’s website at

https://www.grisk.com/resources/conflict-mineral-report/

The content of any website referred to in this Form SD, including Exhibit 1.01, is included for general information purposes only and is not incorporated by reference into this Form SD or the attached Conflict Minerals Report.

Item 1.02	Exhibit

The Company’s Conflict Minerals Report for the reporting period from January 1, 2021 to December 31, 2021 is filed as Exhibit 1.01 (see below) to this Form SD

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GEORGE RISK INDUSTRIES, INC.
(Registrant)

Date: July 26, 2022	By:	/s/ Daniel R. Douglas
Daniel R. Douglas, Vice President